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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
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                        NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                  1-13252
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(Check One): x Form 10-K      Form 20-F     Form 11-K
                     Form 10-Q      Form N-SAR               -----------------
                                                               CUSIP NUMBER
                                                                58155Q103
                                                             -----------------

               For Period Ended: March 31, 1999
               [    ] Transition Report on Form 10-K
               [    ] Transition Report on Form 20-F
               [    ] Transition Report on Form 11-K
               [    ] Transition Report on Form 10-Q
               [    ] Transition Report on Form N-SAR
               For the Transition Period Ended:

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: McKesson HBOC, Inc.

Former Name if Applicable: McKesson Corporation

Address of Principal Executive Office (Street and Number): McKesson Plaza, One Post Street

City, State and Zip Code: San Francisco, CA 94104

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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x   (b)  The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

x   (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
         has been attached if applicable (with respect to the Form 10-K).

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant will be unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 1999, by June 29, 1999, the due date for the filing with the Securities and Exchange Commission. This is because an ongoing Audit Committee review process, which was initiated following the discovery in late April 1999, of financial reporting issues at its recently acquired Information Technology Business unit, formerly HBO & Co., has not been completed. This prevented the Company from finalizing its consolidated financial statements as of and for the three years ended March 31, 1999, by June 29, 1999. Consequently, the audit of the Company's consolidated financial statements for such periods was also not completed prior to June 29, 1999. Therefore, the filing of the Annual Report on Form 10-K for the fiscal year ended March 31, 1999, cannot be timely filed without unreasonable effort and expense in the absence of an extension.

As a result of the issues described above, the Company is also unable to timely file its Annual Report on Form 11-K for the HBO & Company Profit Sharing and Savings Plan for the fiscal year ended December 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Ivan D. Meyerson                 (415)                983-8319
               (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).      x Yes                                     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?         x Yes (with respect to the Form 10-K)     No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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See Attachment 1

                              McKesson HBOC, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 30, 1999                     By: /s/ Ivan D. Meyerson


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                                 ATTACHMENT 1

Registrant anticipates that it will report significant changes in results of operations from the corresponding period for the last fiscal year, as well as restatement of prior years results of operations. As has been publicly reported, registrant is in the process of investigating and quantifying the accounting adjustments required to restate previously reported interim results of operations in the fiscal year ended March 31, 1999, and to restate the results of operations for fiscal years ended March 31, 1997 and 1998. Because of the ongoing investigation and related accounting analysis, registrant is not yet able to quantify the anticipated adjustments and their effect on these respective periods results of operations. However, registrant anticipates that such changes in results of operations principally will involve only adjustments to results of operations of its Information Technology Business unit (formerly HBO & Co.) and which are due to the following:

* Corrections of accounting errors and irregularities relating to software revenue recognition, primarily in the fiscal year March 31, 1999, but also, to a lesser extent, in fiscal years ended March 31, 1997 and 1998.

* Corrections of certain other accounting errors and irregularities primarily relating to: allowance for doubtful accounts; certain acquisition-related reserves; and certain accrued liabilities. Such items primarily relate to periods in the fiscal year ended March 31, 1999, but also contain, to a lesser extent, adjustments to be made in the fiscal years ended March 31, 1997 and 1998.

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                                 EXHIBIT INDEX


    Exhibit             Description
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      1                 Accountant's Statement